UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 25 April, 2004  By Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
26 APRIL 2004

NOVOGEN WINS $10 MILLION AUSTRALIAN GOVERNMENT FUNDING
FOR PHARMACEUTICAL DEVELOPMENT

The Australian Government's Department of Industry has approved ASX listed pharmaceutical company Novogen Limited's application for $10 million research and development (R&D) funding under its Pharmaceutical Partnerships Program
(P3 Scheme).

Under the terms of this arrangement Novogen stands to receive the maximum allowable grant of $10 million over five years, dependent on agreed R&D spending targets.

The scheme is open to all Australian and international companies engaged in R&D activities in Australia, but only 11 have been chosen for funding in the present round of awards.

Novogen is one of only five successful applicants to have been awarded a grant at the maximum level.
Other top tier recipients include Merck Sharpe & Dohme,
Eli Lilly and CSL.

The Australian Minister for Industry, Mr Ian Macfarlane, said the successful applicants were drawn from across the pharmaceutical industry and included biotechnology companies, a generic medicine manufacturer and multi-national pharmaceutical companies.

"This is a national pharmaceutical industry policy which covers the whole value chain so that we capitalise on our local research," Minister Macfarlane said.

Novogen's funding will be used to accelerate the development of its lead anti-cancer compound, phenoxodiol, through Phase II clinical trials.

Phenoxodiol is targeting the treatment of late stage chemo-resistant tumours and early stage chemo-insensitive tumours.

In addition, the funding will contribute to Novogen's expenditure on clinical trials of its lead cardiovascular and anti-inflammatory compounds, as well as pre-clinical testing of further compounds which continue to emerge from its pharmaceutical R&D pipeline.

This will involve biological screening, with possible entry of promising drug candidates into second stage screening and/or human clinical trials in due course.

According to Novogen's Managing Director, Mr Christopher
Naughton, the funding offer has come at a strategically significant time for the Company.

"Independent scientific investigators from the Yale
Medical School recently made public very promising results from early Phase II trials of phenoxodiol and we are planning clinical trials of both our cardiovascular and anti-inflammatory compounds,"
Mr Naughton said.

"These planned activities will impose demands on cash resources and the Government contribution of this magnitude will ensure we can implement our pharmaceutical development strategies in a timely manner".

"Apart from the opportunity this provides to expedite our R&D plans, the decision reflects an endorsement by expert advisory panels that our R&D strategies are both commercially and scientifically sound,"
Mr Naughton said.

Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform. Phenoxodiol is under clinical development by its subsidiary Marshall Edwards, Inc., which has licensed rights to bring phenoxodiol to market globally.


More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088